SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

PETROBRAS INTERNATIONAL FINANCE COMPANY - PifCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

4th Floor, Harbour Place 103 South Church Street P.O. Box 1034GT
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM OF F-3ASR OF PETRÓLEO BRASILEIRO S.A - PETROBRAS (NO. 333-163665) AND PETROBRAS INTERNATIONAL FINANCE COMPANY (NO. 333-163665-01)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing and changes in government regulations applicable to us and Petrobras.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for the year ended December 31, 2011. The audited consolidated financial statements for the years ended December 31, 2011 and  2010 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). As a wholly-owed subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting policies adopted in Brazil.

We discontinued United States Generally Accepted Accounting Principles (U.S. GAAP) and adopted IFRS, as issued by the IASB, as the basis to prepare and disclose its financial statements for Securities and Exchange Commission (SEC) filings purposes for the year ending December 31, 2011, as previously mentioned in its Form 20-F of 2010, filed on May 25, 2011. Our balance information originally disclosed in U.S. GAAP were adjusted and are being presented in accordance with international accounting standards (IFRS). See Note 1 in our consolidated financial statements for December 31, 2011.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial condition and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

•         Petrobras’ financial condition and results of operations;

•         Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

•         our ability to access financing sources, including the international capital markets and third-party credit facilities; and

•         our ability to transfer our financing costs to Petrobras.

We earn income from:

•         inter-company loans to subsidiaries of Petrobras;

•         investments in marketable securities; and

•         other financial instruments.

Our operating expenses include:

•         financial expenses, mainly from interest on our lines of credit and capital markets indebtedness; and

•         general and administrative expenses.

We have in the past engaged in both commercial operations and in financing activities for Petrobras. We ceased such commercial operations altogether to become a finance subsidiary functioning as a vehicle for Petrobras to raise funds for Petrobras through the issuance of debt securities in the international capital markets, among other means.

As part of our transition into a finance subsidiary of Petrobras, on August 12, 2011, we transferred to Petrobras International Braspetro B.V – PIB B.V., also a subsidiary of Petrobras, two of our wholly-owned subsidiaries, Petrobras Europe Limited (PEL), a United Kingdom company that acts as an agent and advisor in connection with Petrobras’ activities in Europe, the Middle East, the Far East and Africa and Petrobras Singapore Private Limited (PSPL), a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia.

Since we have ceased our commercial operations and have sold to PIB B.V. two of our wholly-owned subsidiaries, PEL and PSPL, we have accounted for these operations as discontinued operations under International Financial Reporting Standards (IFRS), issued by the International Accounting Board (IASB). Our balance and results of commercial operations and PEL and PSPL, and their respective cash flows have been removed from the company’s results of continuing operations and cash flows for all years presented in this report. See Note 13 in our consolidated financial statements for December 31, 2011.

In addition, on September 1, 2011, we terminated the financing program carried out by our subsidiary Petrobras Finance Limited (PFL), a Cayman Islands company that carries out a financing program supported by future sales of fuel oil. We expect to continue our insurance-related activities through our wholly-owned subsidiary Bear Insurance Company (BEAR), a Bermuda company that contracts insurance for Petrobras and its subsidiaries. Petrobras will continue to support our debt obligations through unconditional and irrevocable guarantees of payment.

Results of Operations for Year Ended December 31, 2011, Compared to the Year Ended December 31, 2010

 Loss

We had a loss of U.S.$376 million in 2011 compared to a loss of U.S.$261 million in 2010.

Financial Income

Our financial income consists of interest we receive from the inter-company loans to subsidiaries of Petrobras, investments in marketable securities and other financial instruments. Our financial income was U.S.$633 million in 2011 compared to U.S.$311 million in 2010. This increase was primarily due to higher financial income from loans to related parties due to a substantial increase in the aggregate amount of funds lent to subsidiaries of Petrobras as a result of our becoming a finance company.

Financial Expenses

Our financial expenses consist of interest paid and accrued on our outstanding indebtedness, other fees associated with our issuance of debt and other financial. Our financial expenses increased 16.4% to U.S.$1,202 million in 2011 compared to U.S.$1,033 million in 2010. This increase was primarily due to higher interest expenses relating to recent issuances of notes, including our issuance of U.S.$6.0 billion in Global notes in January 2011 and € 1.85 billion and £ 700 million in December 2011.

General and Administrative Expenses

Our general and administrative expenses consist primarily of cost sharing with Petrobras. These expenses increased 38.5% to U.S.$18 million in 2011 compared to U.S.$13 million in 2010.

Net Income from discontinuing operations

Our commercial operations and two of our wholly-owned subsidiaries PEL and PSPL sold to PIB B.V. were accounted as discontinued operation in accordance with IFRS, issued by the IASB, and therefore, our results of commercial operations and PEL and PSPL, and their respective cash flows have been removed from the company’s results of continuing operations and cash flows for all years presented in this report.

Our net income from discontinuing operations was U.S.$119 million in 2011 compared to U.S.$476 million in 2010.

Liquidity and Capital Resources

Overview

We engage in borrowings in international capital markets unconditionally guaranteed by Petrobras as part of Petrobras’ strategy to expand its operations and to facilitate its access to international capital markets. Petrobras’ support of our debt obligations has been and will continue to be made through unconditional and irrevocable guarantees of payment.

As an offshore, non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, we only issue debt following the recommendation of any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At December 31, 2011, we had cash and cash equivalents of U.S.$4,087 million compared to U.S.$1,197 million at December 31, 2010.

Our operating activities provided net cash of U.S.$2,841 million in 2011 compared to providing net cash of U.S.$10,245 million in 2010, primarily due to the termination of our commercial operations in 2011.

Our investing activities used net cash of U.S.$8,858 million in 2011 compared to using net cash of U.S.$1,656 million in 2010, primarily as a result of an increase in the amount of loans to related parties.

Our financing activities provided net cash of U.S.$8,907 million in 2011 compared to using net cash of U.S.$8,345 million in 2010, primarily due to the issuance of U.S.$6.0 billion in Global Notes in January 2011 and € 1.85 billion and £ 700 million in December 2011.

Notes receivable from related parties increased to U.S.$12,387 million at December 31, 2011, from U.S.$3,067 million at December 31, 2010, primarily as a result of an increase in the amount of loans to related parties due to a substantial increase in the aggregate amount of funds lent to subsidiaries of Petrobras as a result of our becoming  a finance company.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of short-term lines of credit and the current portion of long-term lines of credit and loans from financing institutions. At December 31, 2011, we had borrowed U.S.$2,672 million under lines of credit, including the current portion of long-term lines of credit and loans from financing institutions compared to U.S.$2,063 million borrowed at December 31, 2010. The weighted average annual interest rate on these short-term borrowings was 2.90% at December 31, 2011, compared to 2.73% at December 31, 2010. At December 31, 2011, we had utilized all of our available funds from lines of credit.

Our Long-Term Borrowings

At December 31, 2011, we had long-term borrowings outstanding in financing institutions of:

•         U.S.$259 million (U.S.$2,600 million current portion) in long-term lines of credit due between 2012 and 2017 compared to U.S.$878 million at December 31, 2010. At December 31, 2011, we had utilized all our available funds from lines of credit; and

•         U.S.$143 million (U.S.$72 million current portion) under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% per year, payable semi-annually. The principal amount has been paid semi-annually since December 15, 2009 and will mature on December 15, 2014.

At December 31, 2011, we also had outstanding:

•         U.S.$20,083 million in Global Notes, due between 2013 and 2041 that bear interest at rates from 3.875% to 9.125% per year. Interest on these notes are paid either semi-annually or annually and the proceeds were used for general corporate purposes; and

•         U.S.$445 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC). The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

We have no outstanding position at December 31, 2011 in irrevocable letters of credit and had U.S.$94 million at December 31, 2010. At December 31, 2011, we had no standby committed facilities available.

The following table sets forth the sources of our current and long-term debt at December 31, 2011 and  2010:

CURRENT AND LONG-TERM DEBT

	December 31, 2011		December 31, 2010
	(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$2,672	U.S.$402	U.S.$2,063	U.S.$1,092
Global Notes	371	20,083	250	10,673
Japanese Yen Bonds	2	445	2	421
Sale of right to future receivables (i)	-	-	70	191
Senior Notes	-	-	246	-
	U.S.$3,045	U.S.$20,930	U.S.$2,631	U.S.$12,377

(i)  On September 1, 2011, PFL prepaid the Senior Trust Certificates and Junior Trust Certificates (Series A and B) due 2013 and 2015, respectively. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$ 233 million related to the export prepayment program. On prepayment the Senior Trust Certificates PFL paid premium in the total amount of US$ 19 million.

The following table sets forth the sources of our capital markets debt outstanding at December 31, 2011:

CAPITAL MARKETS DEBT OUTSTANDING

Notes

Principal Amount (in millions of U.S. dollars)
9.125% Global Notes due 2013	374
7.750% Global Notes due 2014	398
2.150% Japanese Yen Bonds due 2016(1)	445
3.875% Global Notes due 2016	2,500
6.125% Global Notes due 2016	899
4.875% Global Notes due 2018(2)	1,622
5.875% Global Notes due 2018	1,750
8.375% Global Notes due 2018	577
7.875% Global Notes due 2019	2,750
5.750% Global Notes due 2020	2,500
5.375% Global Notes due 2021	2,500
5.875% Global Notes due 2022(3)	779
6.250% Global Notes due 2026(4)	1,088
6.875% Global Notes due 2040	1,500
6.750% Global Notes due 2041	1,000
Total	U.S.$20,682

Unless otherwise noted, all debt is issued by us, with support from Petrobras through a guarantee.

(1)	Issued by us on September 27, 2006 in the amount of ¥ 35 billion, with support from Petrobras through a standby purchase agreement.
(2)	Issued by us on December 09, 2011 in the amount of € 1.25 billion.
(3)	Issued by us on December 09, 2011 in the amount of € 600 million.
(4)	Issued by us on December 12, 2011 in the amount of £ 700 million.

Off Balance Sheet Arrangements

At December 31, 2011, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011 and the period in which the contractual obligations come due.

	Payments due by period (in millions of U.S. dollars)
Contractual Obligations

Total

		less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	21,621	691	984	3,918	16,028

Subsequent Events

Financing – Global Notes

On February 06, 2012, PifCo issued an amount of U.S.$7 billion in a multi-tranche Global notes in the international capital market, as follows:

•           U.S.$1,250 million, due on February 06, 2015. The Global notes bear interest at the rate of 2.875% per year, payable semiannually beginning on August 06, 2012;

•           U.S.$1,750 million, due on February 06, 2017. The Global notes bear interest at the rate of 3.500% per year, payable semiannually beginning on August 06, 2012;

•           U.S.$2,750 million, due on January 27, 2021. The Global notes bear interest at the rate of 5.375% per year, payable semiannually beginning on July 27, 2012. The Global Notes was consolidated with original notes issued on January 27, 2011. The total amount outstanding due 2021 is US$ 5,250, million;

•           U.S.$1,250 million, due on January 27, 2041. The Global notes bear interest at the rate of 6.750% per year, payable semiannually beginning on July 27, 2012. The Global Notes was consolidated with original notes issued on January 27, 2011. The total amount outstanding due 2041 is US$ 2,250, million.

PifCo will use the net proceeds from the sale of the notes for general corporate purposes.

These financings had an issue cost of approximately U.S.$22 million, discount of U.S.$16 million (series due 2015 and 2017), premium of U.S.$255 million (series due 2021 and 2041) and effective interest rates of 3.15%, 3.69%, 4.84% and 5.95% per annum, respectively. These Global notes constitute general senior unsecured and unsubordinated obligations of PifCo and are unconditionally and irrevocably guaranteed by Petrobras.

6

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated financial statements

Years ended December 31, 2011, 2010 and 2009

together with Report of Independent Registered

Public Accounting Firm

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Petrobras International Finance Company - PifCo  and subsidiaries (‘the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2011 the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, as stated in their report, dated February 28, 2012, included herein.

Daniel Lima de Oliveira	Servio Túlio da Rosa Tinoco
Chief Executive Officer	Chief Financial Officer
February 28, 2012	February 28, 2012

2

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

Years ended December 31, 2011, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm	4 - 5

Audited Financial Statements

Consolidated Statement of Financial Position	6 - 7
Consolidated Statement of Operations and Statement of Comprehensive Income	8
Consolidated Statement of Changes in Stockholder's Deficit	9
Consolidated Statement of Cash Flows	10 - 11

Notes to the Consolidated Financial Statements

1 The Company and its Operations	12
2 Basis of presentation of the financial statements	13
3 Cash and Cash Equivalents	18
4 Marketable Securities	18
5 Related Parties	19
6 Restricted Deposits and Guarantees	20
7 Financing	20
8 Stockholder´s Deficit	22
9 Commitments and Contingencies	23
10 Derivative Instruments, Hedging and Risk Management Activities	23
11 Fair value of financial assets and liabilities	28
12 Insurance	29
13 Discontinued operations	29
14 Subsequent Events	32

3

Report of Independent Registered Public Accounting Firm

The

Executive Board and Stockholder of

Petrobras International Finance Company

We have audited the accompanying consolidated statements of financial position of Petrobras International Finance Company and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in stockholder’s deficit and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

4

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, Petrobras International Finance Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by COSO.

KPMG Auditores Independentes

Rio de Janeiro, Brazil

February 28, 2012

5

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Financial Position

Years ended December 31, 2011 and 2010

(In thousand of U.S. dollars, except for loss per share amounts)

	As of December 31,
	2011	2010
Assets

Current assets
Cash and cash equivalents (Note 3)	4,087,376	1,197,441
Marketable securities (Note 4)	558,083	2,429,400
Accounts receivable
Related parties (Note 5)	1,840	231
Other	841	215
Restricted deposits for guarantees (Note 6) and other	320,348	197,589
	4,968,488	3,824,876
Discontinued operations (Note 13)	1,547,129	7,975,320
	6,515,617	11,800,196

Non-current assets
Long-term
Marketable securities (Note 4)	4,610,795	2,728,991
Notes receivable - related parties (Note 5)	12,387,217	3,067,332
Restricted deposits for guarantees (Note 6)	-	134,198
	16,998,012	5,930,521
Discontinued operations (Note 13)	-	194,440
	16,998,012	6,124,961

Property and equipment – Discontinued operations (Note 13)	-	837

Total assets	23,513,629	17,925,994

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Financial Position

Years ended December 31, 2011 and 2010

(In thousand of U.S. dollars, except for loss per share amounts)

	As of December 31,
	2011	2010
Liabilities and stockholder’s deficit

Current liabilities
Accounts payable
Related parties (Note 5)	5,776	31,170
Other	2,669	303
Short-term financing (Note 7)	1,972,120	1,973,287
Current portion of long-term debt (Note 7)	691,234	384,173
Accrued interests (Note 7)	381,910	274,022
Other current liabilities	94,597	1,757
	3,148,306	2,664,712
Discontinued operations (Note 13)	162,667	3,226,496
	3,310,973	5,891,208

Non-current liabilities
Long-term debt (Note 7)	20,929,987	12,377,262

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1 (Note 8)	300,050	300,050
Accumulated deficit	(1,003,926)	(627,878)
Other comprehensive income
Loss on cash flow hedge	(23,455)	(14,648)

	(727,331)	(342,476)

Total liabilities and stockholder’s deficit	23,513,629	17,925,994

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Operations and Statement of Comprehensive Income

Years ended December 31, 2011, 2010 and 2009

(In thousand of U.S. dollars, except for loss per share amounts)

	Year ended December 31,
	2011	2010	2009
Financial income
Related parties (Note 5)	478,888	79,033	78,138
Derivatives on financial transactions (Note 10)	2,635	1,590	760
Financial investments	135,755	212,847	295,827
Other	15,595	18,061	16,693
	632,873	311,531	391,418

Financial expense
Related parties (Note 5)	-	(107,466)	(936,821)
Financing	(1,149,138)	(892,168)	(657,408)
Expenses on extinguishment of debt	(19,313)	-	-
Other	(33,391)	(33,282)	(93,617)
	(1,201,842)	(1,032,916)	(1,687,846)

Exchange variation, net	91,766	(2,395)	222
Financial results, net	(477,203)	(723,780)	(1,296,206)

General and administrative expenses (Note 5)	(17,804)	(13,135)	(10,786)

Other operating (expenses)/income, net (Note 5)	(96)	(18)	58

Loss from continuing operations	(495,103)	(736,933)	(1,306,934)

Net income from discontinuing operations (Note 13)	119,055	476,288	1,794,451

Net (loss)/income for the year	(376,048)	(260,645)	487,517

Other comprehensive income
(Loss)/income on cash flow hedge	(8,807)	(1,982)	26,426

Total comprehensive income for the year	(384,855)	(262,627)	513,818

Net (loss)/income per shares for the year – Basic and diluted in US$	(1.25)	(0.87)	1.62

Net income from discontinuing operations per share for the year – Basic and diluted in US$	0.39	1.58	5.98

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Changes in Stockholder’s Deficit

Years ended December 31, 2011, 2010 and 2009

(In thousand of U.S. dollars)

	Capital	Other comprehensive income	Accumulated deficit	Stockholder’s deficit

At January 1, 2010	300,050	(12,666)	(367,233)	(79,849)

Loss for the year	-	-	(260,645)	(260,645)
Loss on cash flow hedge	-	(1,982)	-	(1,982)

At December 31, 2010	300,050	(14,648)	(627,878)	(342,476)

Loss for the year	-	-	(376,048)	(376,048)
Loss on cash flow hedge	-	(8,807)	-	(8,807)

At December 31, 2011	300,050	(23,455)	(1,003,926)	(727,331)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Cash Flows

Years ended December 31, 2011, 2010 and 2009

(In thousand of U.S. dollars)

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities
Loss for the year from continuing operations	(495,103)	(736,933)	(1,306,934)
Net income for the year from discontinuing operations	119,055	476,288	1,794,451
Adjustments for:
Amortization of prepaid expenses and debt amortization	24,055	24,783	75,599
Decrease/(increase) in assets
Accounts receivable	(2,235)	476	(686)
Interest – note receivable	(180,839)	102,610	(23,059)
Other assets	25,593	(52,063)	(27,600)
Increase/(decrease) in liabilities
Accounts payable	(23,028)	(84)	8,745
Accrued interests	107,888	55,833	72,454
Other liabilities	(2,547)	(633)	(171,138)
Cash from operating activities – continuing operations	(427,161)	(129,723)	421,832
Cash from operating activities – discontinuing operations	3,268,435	10,375,077	8,974,842
Net cash provided by operating activities	2,841,274	10,245,354	9,396,674

Cash flows from investing activities
Cash rendered in connection with transfer of subsidiaries to PIB BV	(332,672)	-	-
Marketable securities, net	(10,488)	(121,255)	(438,612)
Notes receivable - related parties, net	(8,514,616)	(1,534,676)	(47,155)
Cash from investing activities – continuing operations	(8,857,776)	(1,655,931)	(485,767)
Cash from investing activities – discontinuing operations	(404)	303	6
Net cash used in investing activities	(8,858,180)	(1,655,628)	(485,761)

Cash flows from financing activities
Short-term debt, net issuance and repayments	(1,166)	(9,533)	1,482,820
Proceeds from issuance of long-term debt	9,488,475	-	12,350,000
Principal payments of long-term debt	(580,468)	(480,608)	(4,697,769)
Short-term loans-related parties, net	-	(7,855,323)	(17,380,479)
Net cash provided by (used in) financing activities	8,906,841	(8,345,464)	(8,245,428)

Increase in cash and cash equivalents	2,889,935	244,262	665,485
Cash and cash equivalents at the beginning of the year	1,197,441	953,179	287,694

Cash and cash equivalents at the end of the year	4,087,376	1,197,441	953,179

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statement of Cash Flows (Continued)

Years ended December 31, 2011, 2010 and 2009

(In thousand of U.S. dollars)

	Year ended December 31,
	2011	2010	2009
Supplemental disclosures of cash flow information

Cash paid and received during the year
Cash paid during the year for interest	1,052,304	931,685	1,658,154
Cash received during the year for interest	315,606	209,872	101,678

Non cash operating and investing activities
Sale of subsidiaries PEL and PSPL through inter-company loans – PIB BV	113,671	-	-
Sale of inventory through inter-company loans – PIB BV	510,610	-	-

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements

(In thousand of U.S. dollars, except as otherwise indicated)

1.      The Company and its Operations

Petrobras International Finance Company (“PifCo” or the “Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petróleo Brasileiro S.A.(“Petrobras”).

PifCo has in the past engaged in both commercial operations and in financing activities for Petrobras. The Company ceased such commercial operations altogether to become a finance subsidiary functioning as a vehicle for Petrobras to raise funds for Petrobras through the issuance of debt securities in the international capital markets, among other means.

As part of its transition into a finance subsidiary of Petrobras, on August 12,  2011, PifCo transferred to Petrobras International Braspetro B.V. – PIB B.V., also a subsidiary of Petrobras, two of its wholly-owned subsidiaries, Petrobras Europe Limited (“PEL”), a United Kingdom company that acts as an agent and advisor in connection with Petrobras’ activities in Europe, the Middle East, the Far East and Africa and Petrobras Singapore Private Limited (“PSPL”), a company incorporated in Singapore to trade crude oil and oil products in connection with trading activities in Asia.

PifCo engages in borrowings in international capital markets unconditionally guaranteed by Petrobras as part of Petrobras’ strategy to expand its operations and to facilitate its access to international capital markets. Petrobras’ support of PifCo’s debt obligations has been and will continue to be made through unconditional and irrevocable guarantees of payment.

The Company discontinued United States Generally Accepted Accounting Principles (U.S. GAAP) and adopted International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), as the basis to prepare and disclose its financial statements for Securities and Exchange Commission (SEC) filings purposes for the year ending December 31, 2011, as previously mentioned in its Form 20-F of 2010, filed on May 25, 2011.

The accounting information originally disclosed in U.S. GAAP was adjusted and is being presented in accordance with international accounting standards. There was no effect on the Stockholder’s deficit.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

1.      The Company and its Operations (Continued)

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”) based in Bermuda, contracts insurance for PifCo, PSPL and Petrobras’ subsidiaries.

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL had purchased fuel oil from Petrobras and had sold this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Certain sales were through subsidiaries of Petrobras. PFL ceased its commercial operations in August, 2011 and prepaid its financing program supported by future sales of fuel oil on September 1st, 2011.

2.      Basis of presentation of the financial statements

The consolidated financial statements are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

On February 28, 2012 the Company’s management authorized the completion and approved the financial statements related to the year ended in December 31, 2011.

a)    Functional currency and foreign currency transactions

The functional currency of PifCo, as well as all its subsidiaries, is the US dollar.

All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

2.      Basis of presentation of the financial statements (Continued)

b)       Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include: provisions for contingent liabilities, market value of financial instruments and income tax. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

c)        Discontinued operations

The commercial operations and the subsidiaries PEL and PSPL sold to PIB B.V. were accounted as discontinued operation in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Board (IASB). The balance and results of commercial operations and PEL and PSPL, and their respective cash flows have been removed from the company’s results of continuing operations and cash flows for all years presented in this report (see Note 13).

d)    Recognition of revenue, costs, income and expenses

Sales revenues comprise the value of the consideration received or receivable for the sale of products and services, net of returns, discounts and charges on sales. Sales revenues of crude oil and oil products and other related products are recognized when title passes to the customer, because at that time the amount can be reasonably measured, collectibility is reasonably assured, persuasive evidence of an arrangement exists, the seller’s price to the buyer is fixed or determinable and the significant risks and rewards of ownership have been transferred. Title is transferred to the customers when delivery occurs pursuant to the terms of the sales contracts. Revenue from services rendered is recognized in the statement of operations when amounts and the stage of completion of the transaction can be measured reliably. The costs and expenses are recognized on the accrual basis.

The net financial results include mainly income from interest on financial investments and intercompany loans, expenses with interest on financing, gains and losses from valuation to fair value according to the classification of the security, as well as net exchange and monetary variations.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

2.      Basis of presentation of the financial statements (Continued)

(e)   Financial assets and liabilities

(e.1)  Cash and cash equivalents

Cash and cash equivalents are represented by short-term investments of high liquidity which are readily convertible into cash, with maturity within three months or less of the date of acquisition.

(e.2)  Marketable securities

Marketable securities have been classified by the Company as available for sale, held to maturity or trading based upon intended strategies with respect to such securities.

Trading securities are marked-to-market through current period earnings, available for sale securities are marked-to-market through other comprehensive income, and held to maturity securities are recorded at amortized cost.

There were no material transfers between categories.

(e.3)  Accounts receivable

Accounts receivable are initially measured at fair value of the amount of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method, reduced by impairment losses through use of an allowance for recoverable accounts.

(e.4)  Loans and financing

They are initially recognized at fair value less transaction costs incurred and, after initial recognition, are stated at amortized cost using the effective interest rate method.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

2.      Basis of presentation of the financial statements (Continued)

(e)   Financial assets and liabilities (Continued)

(e.5)  Derivatives financial instruments and hedge operations

All the derivative instruments are recognized in the statement of financial position, both in assets and in liabilities, and are stated at fair value, which is determined based on market prices, when available.

In the operations with derivatives, for hedge against variations in the currency, the gains and losses resulting from the changes in fair value are recorded in the financial results.

For cash flow hedges, gains and losses resulting from the changes in their fair value are recorded in other comprehensive income valuation adjustments in stockholder’s equity, until their settlement.

(f)   Restricted deposit and guarantees

Restricted deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

(g)      New standards and interpretations

During 2011 the following standards issued by IASB became effective but did not have an impact on the Company’s financial statements:

•    Revised version of IAS 24 - Related Party Disclosures

•    IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments

•   Amendment of IFRIC 14 - Prepayments of a Minimum Funding Requirement

•    Amendment of IAS 32 - Classification of Rights Issues

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

2.      Basis of presentation of the financial statements (Continued)

(g)      New standards and interpretations (Continued)

The standards issued by IASB that have not yet become effective and whose adoption had not been anticipated by the Company as of December 31, 2011 are as follows:

Standards	Description	Term (*)
Amendments to IFRS 7	Disclosures: Transfers of Financial Assets	July 1, 2011
IFRS 10	"Consolidated Financial Statements". Establishes principles for the preparation and presentation of consolidated financial statements when na entity controls one or more other entities.	January 1, 2013
IFRS 12	"Disclosure of Interests in Other Entities". Consolidates all the requirements of disclosures than an entity should carry out when participating in one or more other entities.	January 1, 2013
IFRS 13	“Fair Value Measurement". Establishes fair value, explains how to calculate it and determines what must be disclosed about this form of calculation.	January 1, 2013
Amendments to IAS 1	“Presentation of Items of Other Comprehensive Income".Includes in Other Comprehensive Income items that may be reclassified as profit or loss in the income statement for the year.	January 1, 2013
Amendments to IFRS 7	“Disclosures – Offesetting Financial Assets and Financial Liabilities". Establishes disclosure requirements for the compensation agreements of financial assets and liabilities.	January 1, 2013
Amendments to IFRS 9

“Mandatory Effective Date of IFRS 9 and Transition Disclosures". Postpones the date of enforcement of IFRS 9 to 2015. Also eliminates the requirement for republication of comparative information and requires additional disclosures about the transition to IFRS 9.

January 1, 2015

(*) Standards effective as from the years beginning on or after these dates.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

3.    Cash and Cash Equivalents

	As of December 31,
	2011	2010

Cash and banks

	947	14,723
Time deposits and short-term investment funds	4,086,429	1,182,718

	4,087,376	1,197,441

4.      Marketable Securities

				As of December 31,
			Interest
	Security (ii)	Maturity	rate	2011 (i)	2010 (i)

Available for Sale (iii)	Clep	2014	8%	939,234	878,649
Available for Sale (iii)	Petrobras	2013	7.4% + IGPM (*)	438,296	448,417
Held to Maturity	Charter	2024	3.76%	760,042	849,548
Held to Maturity	NTN	2013-2014	1.47%/1.56%	649,092	639,604
Held to Maturity	NTS	2013-2014	1.47%/1.56%	617,119	608,820
Held to Maturity	TAG	2013	1.37%	509,808	504,132
Held to Maturity	Mexilhão	2013	1.99%	480,732	472,321
Held to Maturity	Gasene	2022	3.02%	399,156	389,387
Held to Maturity	PDET	2019	2.24%	375,399	367,513
				5,168,878	5,158,391
Less: Current balances				(558,083)	(2,429,400)
				4,610,795	2,728,991

(*)    IGPM – General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getulio Vargas Foundation (FGV)

(i)      Balances include interest and principal.

(ii)     Securities held by the fund are respective to the special purposes companies, established to support Petrobras infrastructure projects.

(iii)    Changes in fair value related to the securities classified as available for sale are diminimus and were included in the Statement of operations as financial income.

Marketable securities are comprised of amounts the Company has invested in the exclusive portfolio of an investment fund, operated exclusively for PifCo, which holds certain Petrobras group securities among its other investments.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

5.   Related Parties

	Petróleo Brasileiro S.A. – Petrobras	Petrobras International Braspetro B.V. – PIB BV and its subsidiaries	Petrobras Netherlands B.V. - PNBV	Braspetro Oil Services Company - BRASOIL	Downstream Participações S.A. and its subsidiaries	Other	2011	2010
Current assets
Marketable securities (i)	-	-	-	-	-	558,083	558,083	2,429,400
Accounts receivable	-	1,840	-	-	-	-	1,840	231
Discontinued operations (ii)	1,482,746	62,514	-	-	1,477	-	1,546,737	5,964,546

Non-current assets
Marketable securities (i)	-	-	-	-	-	4,610,795	4,610,795	2,728,991
Notes receivable	-	6,938,945	3,050,792	1,662,833	-	734,647	12,387,217	3,067,332
Discontinued operations (ii)	-	-	-	-	-	-	-	194,440

Current liabilities
Accounts payable	5,575	201	-	-	-	-	5,776	31,170
Discontinued operations (ii)	85,656	74,566	-	-	7	-	160,229	2,138,987

Statements of operations									2009
Financial income	-	310,539	115,571	52,772	-	6	478,888	79,033	78,138
Financial expense	-	-	-	-	-	-	-	(107,466)	(936,821)
General and administrative expenses	(13,144)	-	-	-	-	-	(13,144)	(10,898)	(9,318)
Other operating income, net	-	4,072	-	-	-	-	4,072	2,233	-
Discontinued operations (ii)	(2,189,763)	2,046,531	2,608	-	606,923	21,760	488,059	3,495,881	5,004,861

(i)       See Note (4)

(ii)     See Note (13)

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

6.     Restricted Deposits and Guarantees

PifCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount classified in non-current assets is comprised of deposit in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PifCo has guaranteed the debt of SFE – Sociedade Fluminense de Energia Ltda., a subsidiary of Petrobras. In accordance with the terms of this guarantee, PifCo has deposited US$ 95,948 in an escrow account, such amount to be used to satisfy Sociedade Fluminense de Energia debts in the event of default.

7.         Financing

	As of December 31,
	Current		Non-current
	2011	2010	2011	2010

Financial institutions (i)	2,671,600	2,062,882	402,192	1,092,658
Senior notes	-	246,106	-	-
Sale of right to future receivables (ii)	-	69,868	-	191,023
Global notes	371,120	250,197	20,082,661	10,672,726
Japanese yen bonds	2,544	2,429	445,134	420,855

	3,045,264	2,631,482	20,929,987	12,377,262

Financing	1,972,120	1,973,287	20,929,987	12,377,262
Current portion of long-term debt	691,234	384,173	-	-
Accrued interest	381,910	274,022	-	-

	3,045,264	2,631,482	20,929,987	12,377,262

(i)        The Company’s financings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit. The interest rates ranging from 1.57% to 3.38% at December 31, 2011. The weighted average borrowing for short-term debt at December 31, 2011 and December 31, 2010 was 2.90% and 2.73%, respectively.

At December 31, 2011 and December 31, 2010, the Company had fully utilized all of available lines of credit.

(ii)      On September 1, 2011, PFL prepaid the Senior Trust Certificates and Junior Trust Certificates (Series A and B) due 2013 and 2015, respectively. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$ 232,671 related to the export prepayment program. On prepayment the Senior Trust Certificates PFL paid premium in the total amount of US$ 19,313.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

7.   Financing (Continued)

Long-term financing - Additional information

a)        Long-term debt interest rates

					Payment period
	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal

Japanese yen bonds	September, 2006	2016	2.150%	445,134	semiannually	bullet
				445,134

Global notes
Global notes	July, 2003	2013	9.125%	375,216	semiannually	bullet
Global notes	September, 2004	2014	7.750%	395,927	semiannually	bullet
Global notes	October, 2006	2016	6.125%	864,884	semiannually	bullet
Global notes	January, 2011	2016	3.875%	2,488,606	semiannually	bullet
Global notes	December, 2003	2018	8.375%	571,808	semiannually	bullet
Global notes	November, 2007	2018	5.875%	1,738,022	semiannually	bullet
Global notes	December, 2011	2018	4.875%	1,604,400	annually	bullet
Global notes	February, 2009	2019	7.875%	2,789,799	semiannually	bullet
Global notes	October, 2009	2020	5.750%	2,473,450	semiannually	bullet
Global notes	January, 2011	2021	5.375%	2,488,575	semiannually	bullet
Global notes	December, 2011	2022	5.875%	770,994	annually	bullet
Global notes	December, 2011	2026	6.250%	1,061,374	annually	bullet
Global notes	October, 2009	2040	6.875%	1,470,184	semiannually	bullet
Global notes	January, 2011	2041	6.750%	989,422	semiannually	bullet
				20,082,661

Financial institutions	from 2005	up to 2017	from 1.57% to 3.38%	402,192	various	various
				402,192
				20,929,987

b)   Long-term debt maturity dates:

As of December 31,
2011
2013	476,646
2014	507,339
2015	49,773
2016	3,868,385
2017	69,816
Thereafter	15,958,028
20,929,987

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

7.      Financing (Continued)

Long-term financing - Additional information (Continued)

c)      Issuance of long-term debt:

The long-term funding carried out in the year is shown in the following table:

Date	Amount	Maturity	Description

January/2011	6,000,000	2016, 2021 and 2041	Global Notes in the amount of US$ 2,500,000, US$ 2,500,000 and US$ 1,000,000, with coupons of 3.875%, 5.375% and 6.750% p.a., respectively, payable semiannually beginning on July 27, 2011.
December/2011	2,471,734	2018 and 2022	Global Notes in the amount of € 1,25 billion (US$ 1,670,091) and € 600 million (US$ 801,643), with coupons of 4.875% and 5.875% p.a., respectively, payable annually beginning on March 7,2012.
December/2011	1,074,491	2026	Global Notes in the amount of £ 700 million (US$ 1,074,491), with coupons of 6.250% p.a., respectively, payable annually beginning on December 14, 2012.

Transaction Costs

The unamortized balance of deferred costs was US$ 234,816 and US$ 171,561 as of December 31, 2011 and 2010, respectively.

The unamortized balance of deferred income was US$ 71,323 and US$ 79,215 as of December 31, 2011 and 2010, respectively.

8.    Stockholder's Deficit

Capital

The subscribed capital at December 31, 2011 and 2010 is US$ 300,050 divided into 300,050,000 shares of US$ 1.00 each.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

9.    Commitments and Contingencies

Loan agreements

The Company’s has no outstanding position at December 31, 2011 in irrevocable letters of credit and had US$ 93,572 at December 31, 2010.

Additionally, the Company has no standby committed facilities available at December 31, 2011 and had US$ 720,682 at December 31, 2010.

10.  Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a series of market risks resulting from its operations. These risks mainly involve the fact that eventual variations in exchange rates or in interest rates may negatively affect the value of the company’s financial assets and liabilities or future cash flows and profits. PifCo follows the risk management of Petrobras, its parent company, the management of which is conducted by its officers, in accordance with Petrobras’ corporate risk management policy.

    10.1 Exchange risk

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate.

The fluctuations in the exchange rates may have a negative impact on PifCo’s financial situation and operating results.

a) Exchange risk management

The risk management is performed for the net exposure. The exchange risk management strategy may involve the use of derivative instruments to minimize the exchange exposure of certain liabilities of the Company.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

10.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

10.1 Exchange risk (Continued)

b) Main transactions and future commitments hedged by derivative operations

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yen in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen to the U.S. dollar was fixed at the beginning of the transaction and has remained fixed since that time. The Company does not intend to settle these contracts before the end of their terms. For this relationship between the derivative and the loan, the Company adopted hedge accounting.

The Company has elected to designate its cross currency swap as cash flow hedge. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s statement of financial position. Change in fair value, to the extent the hedge is effective, is reported in Other Comprehensive Income until the cash flows of the hedged item occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yen.

The hedged item is a ¥ 35 billion 10 year issued bond, with a semi-annual coupon of 2.15% per annum. The hedging instrument is a series of cross currency swaps, whose notional amounts, underlings and maturities match the terms of the Japanese yen bond; in which U.S. dollars are paid and Japanese yen are received.

The fair value of the derivative is calculated based on usual market practices, using the closing values of the interest rates in Yens and U.S. dollars for all the period of the agreements.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

10.    Derivative Instruments, Hedging and Risk Management Activities

        (Continued)

10.1 Exchange risk (Continued)

c) Results obtained with respect to the proposed objectives and parameters used for risk management

The hedge known as a cross currency swap complies with IAS 39 Financial Instruments: Recognition and Measurement and IFRS 32 - Financial Instruments: Presentation.

The Company decided to qualify its cash flow cross currency swap. Upon the contracting of hedge and during its term, it is expected that the cash flow hedge will be highly effective in offsetting the cash flows attributable to the hedge risk during the term of the operation. The changes in the fair value, in the measure of the effectiveness of the hedge, tested quarterly, are stated in other comprehensive retained earnings, until the cash flow of the hedged item is realized.

 d) Notional and fair value of derivative instruments

The table below summarizes the information on the derivative contracts in force.

     Foreign currency derivatives

	Notional value in thousand	Fair value **			Maturity	Value at Risk *
		2011	2010	2009
Swaps

Cross Currency Swap		129,642	115,487	64,819	2016	5,369
Asset position
Average receipt rate (JPY)=2.15%	35,000,000	493,495	470,097	408,111
Liability position
Average payment rate (USD)=5.69%	297,619	(363,853)	(354,610)	(343,292)

* Value at Risk: Represents the maximum expected loss in one day with 95% reliability under normal market conditions.

** Negative fair values were recorded in liabilities and positive fair values in assets.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

10.    Derivative Instruments, Hedging and Risk Management Activities

        (Continued)

10.1   Exchange risk (Continued)

e)  Gain and losses in the year

Foreign currency derivatives	2011	2010	2009

Gain recorded in results	2,636	1,590	760
Loss recorded in Stockholder's Deficit	(23,455)	(14,648)	(12,666)

f) Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

g) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives. The probable scenario is the fair value at December 31, 2011. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		December 31,
Foreign currency derivatives	Risk	Probable scenario at 2011	Possible scenario (∆ 25%)	Remote scenario (∆ 50%)
Cross Currency Swap	Depreciation of the Yen against the U.S. dollar	129,642	30,943	(34,856)

10.2 Interest rate risk

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt.  If the market interest rates rise, the Company’s financial expenses will increase, which may cause a negative impact on the operating results and financial position.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

10.    Derivative Instruments, Hedging and Risk Management Activities (Continued)

10.2 Interest rate risk (Continued)

Interest rate risk management

PifCo considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, the Company does not use derivative financial instruments to manage this type of risk.

10.3 Credit risk

PifCo is exposed to the credit risk of financial institutions, resulting from its cash management. These risks consist of the possibility of non-receipt of amounts invested, deposited or guaranteed by financial institutions.

Credit risk management objectives and strategies

PifCo follows the credit risk management of Petrobras, its parent company. The management of the risk in Petrobras is part of the management of the financial risks, which is performed by the Company’s officers, following a corporate risk management policy.

The credit risk management policy is part of the global risk management policy of the Petrobras System and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of financial operations, through an efficient process of analysis, concession and management of the credits.

10.4 Liquidity risk

PifCo uses its funds mainly for payment of debt. Historically, the conditions are met with funds generated internally, short and long-term debts. PifCo finances the working capital, assuming short term debts, normally related to the flow of its operations.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

10.    Derivative Instruments, Hedging and Risk Management Activities

        (Continued)

10.4 Liquidity risk (Continued)

Nominal flow of principal and interest on financing

The table below presents the maturities of the short, medium and long-term financing as of December 31, 2011 and 2010:

Maturity	As of December 31, 2011
2012	3,843,682
2013	1,719,601
2014	1,717,209
2015	1,225,046
2016	5,047,826
2017	1,080,474
Thereafter	22,145,758
Balance at December 31, 2011	36,779,596
Balance at December 31, 2010	23,005,182

11.  Fair value of financial assets and liabilities

Fair values are determined based on market prices quotation, when available, or, in the absence thereof, the present value of expected cash flows. Fair values of cash and cash equivalents, accounts receivables, short-term debt, short-term portion of long-term debt and accounts payables approximate their carrying values. The fair values of other long-term assets and liabilities closely approximate their carrying values.

At December 31, 2011 and 2010, the Company’s long-term debt, was US$ 20,929,987 and US$ 12,377,262 respectively and had estimated fair values of approximately US$ 23,245,400 and US$ 14,076,200, respectively.

The fair value hierarchy for our financial assets and liability accounted for at fair value on a recurring basis at December 31, 2011, was:

	Level 1	Level 2	December 31, 2011

Assets

Marketable securities	5,168,878	-	5,168,878
Foreign exchange derivatives	-	129,642	129,642
Total assets	5,168,878	129,642	5,298,520

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

12.  Insurance

In accordance to its activities, PifCo has insurance coverage for cargo and third party liability. At December 31, 2010 both coverages were in place. At December 31, 2011 only the third party liability was in place. Petrobras is responsible for contracting and maintaining PifCo insurances.

The assumptions of risk adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

13.  Discontinued operations

On August 12, 2011, PifCo transferred its subsidiaries Petrobras Europe Limited – PEL and Petrobras Singapore Private Limited – PSPL to Petrobras International Braspetro B.V. - PIB BV, also a subsidiary of Petrobras. These subsidiaries were sold for book value of US$ 6,196 and US$ 107,475, respectively, through intercompany loans. In addition, currently, PifCo ceased its commercial operations. PifCo entered into these series of transactions as part of a corporate restructuring in order PifCo becomes a finance subsidiary functioning as a vehicle for Petrobras to raise capital for Petrobras’ operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means.

The commercial operations and the subsidiaries PEL and PSPL were accounted for as a discontinued operation whereby the results of operations and cash flows were removed from the company’s results from continuing operations for all years presented. The statement of financial position, the statements of operations and the cash flows for all years presented have been restated to reflect discontinued operations for disposal of these components.

As a result of the discontinued operations, PifCo reported a net income of US$ 119,055, US$ 476,288 and US$ 1,794,451 as of December 31, 2011, 2010 and 2009, respectively.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

13.  Discontinued operations (Continued)

a)    Statement of Financial Position

The following table presents the main classes of assets and liabilities associated with discontinued operations:

	As of December 31,
	2011	2010
Assets

Current assets
Trade accounts receivable
Related parties (Note 5)	1,546,737	5,890,799
Other	392	927,448
Inventories	-	1,022,954
Export prepayment - related parties (Note 5)	-	70,444
Other current assets
Related parties (Note 5)	-	3,303
Other	-	60,372
	1,547,129	7,975,320

Non-current assets – export prepayments (Note 5)	-	194,440

Property and equipment	-	837

Total assets	1,547,129	8,170,597

	As of December 31,
	2011	2010
Liabilities

Current liabiliies
Trade accounts payable
Related parties (Note 5)	160,229	2,138,195
Other	2,319	1,015,477
Other current liabilities
Related parties (Note 5)	-	792
Other	119	72,032
Total liabilities	162,667	3,226,496

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

13.    Discontinued Operations (Continued)

b)        Statement of operations

The statements of operations related to discontinued operations are presented as following:

	Year ended December 31,
	2011	2010	2009
Sales of crude oil, oil products and services
Related parties (Note 5)	10,581,769	17,414,978	15,728,847
Other	11,673,798	17,340,534	13,118,442
	22,255,567	34,755,512	28,847,289
Cost of sales
Related parties (Note 5)	(10,062,063)	(14,227,465)	(11,899,415)
Other	(11,750,410)	(19,997,899)	(15,923,166)
	(21,812,473)	(34,225,364)	(27,822,581)
Gross profit	443,094	530,148	1,024,708

Income (expenses)

Selling, general and administrative expenses
Related parties (Note 5)	(63,413)	(178,264)	(187,997)
Other	(167,125)	(290,352)	(219,079)
Other operating expenses, net	(2,768)	(48,042)	(27,175)
	(233,306)	(516,658)	(434,251)

Income (expenses) before financial results and interests	209,788	13,490	590,457

Financial income
Related parties (Note 5)	27,774	484,961	1,336,872
Derivatives on sales
Related parties	10,132	6,109	54,398
Other	23,683	140,801	212,923
Financial investments	278	379	269
Other	3,213	175	1,590
	65,080	632,425	1,606,052
Financial expense
Related parties (Note 5)	(41)	-	(7)
Derivatives on sales
Related parties (Note 5)	(6,099)	(4,438)	(27,837)
Other	(148,499)	(163,753)	(373,899)
Other	(1,086)	(984)	(493)
	(155,725)	(169,175)	(402,236)
Exchange variation, net	(88)	(452)	178

Financial results, net	(90,733)	462,798	1,203,994
Net income for the year from discontinued operations	119,055	476,288	1,794,451

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

13.    Discontinued Operations (Continued)

c)   Cash flows

The summary of the statements of cash flows related to discontinued operations are presented as following:

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities	3,268,435	10,375,077	8,974,842
Cash flows from investing activities	(404)	303	6
Net cash provided from discontinuing operations	3,268,031	10,375,380	8,974,848

14.  Subsequent Events

Financing

Global Notes

On February 06, 2012, PifCo issued an amount of US$ 7,000,000 in a multi-tranche Global Notes in the international capital market. as follows:

(i)       US$ 1,250,000, due on February 06, 2015. The Global Notes bear interest at the rate of 2.875% per year, payable semiannually beginning on August 06, 2012;

(ii)     US$ 1,750,000, due on February 06, 2017. The Global Notes bear interest at the rate of 3.500% per year, payable semiannually beginning on August 06, 2012;

(iii)   US$ 2,750,000, due on January 27, 2021. The Global Notes bear interest at the rate of 5.375% per year, payable semiannually beginning on July 27, 2012. The Global Notes was consolidated with original notes issued on January 27, 2011. The total amount outstanding due 2021 is US$ 5,250,000.

(iv)   US$ 1,250,000, due on January 27, 2041. The Global Notes bear interest at the rate of 6.750% per year, payable semiannually beginning on July 27, 2012. The Global Notes was consolidated with original notes issued on January 27, 2011. The total amount outstanding due 2041 is US$ 2,250,000.

Petrobras International Finance Company

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years ended December 31, 2011, 2010 and 2009

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars, except as otherwise indicated)

14.  Subsequent Events (Continued)

These financings had an issue cost of approximately US$ 21,625, discount of US$ 16,430 (series due 2015 and 2017), premium of US$ 255,077 (series due 2021 and 2041) and effective interest rates of 3.15%, 3.69%, 4.84% and 5.95% per annum, respectively. These Global Notes constitute general unsecured and unsubordinated obligations of PifCo and are unconditionally and irrevocably guaranteed by Petrobras.

*   *   *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2012

PETROBRAS INTERNATIONAL FINANCE COMPANY-PifCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur . The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.